Exhibit 99.1

Veolia Environnement - Operating and Financial Review as of June 30, 2012

Operating and Financial Review Consolidated Financial Statements For the half-year ended June 30, 2012

1 RESULTS OF OPERATIONS FOR THE HALF-YEAR ENDED JUNE 30, 2012	2

1.1 General context	2
1.2 Other changes in Group structure	5
1.3 Review of operations	6
1.4 Business activity	6
1.5 Other significant events	7
1.6 Major events since July 1, 2012	8

2 ACCOUNTING AND FINANCIAL INFORMATION	9

2.1 Definitions and accounting context	9
2.2 Revenue	11
2.2.1 Overview	11
2.2.2 Revenue by segment	12
2.2.3 Revenue by geographical area	15
2.3 Other income statement items	17
2.3.1 Operating income and adjusted operating cash flow	17
2.3.2 Net finance costs	24
2.3.3 Income tax expense	24
2.3.4 Share of net income of associates	24
2.3.5 Net income from discontinued operations	24
2.3.6. Net income (loss) attributable to non-controlling interests	25
2.3.7 Net income (loss) attributable to owners of the Company	25

3. FINANCING	27

3.1. Operating cash flow before changes in working capital	29
3.2. Net investment flows	29
3.2.1. Net investments	29
3.3. Working capital	32
3.4. Free cash flow	32
3.5. Net cash from (used in) financing activities	32
3.6 Other changes	33
3.6.1 Increase/(decrease) in receivables and other financial assets	33
3.6.2 Dividends paid	33
3.7 External financing	34
3.7.1 Ratings assigned by rating agencies	34
3.7.2 Main events	34
3.7.3 Company liquidity position	35
3.7.4 Net financial debt structure	36
3.7.5 Maturity of non-current borrowings	36
3.7.6 Information on early debt repayment clauses	36

4. OBJECTIVES AND OUTLOOK	37

5. APPENDICES TO THE OPERATING AND FINANCIAL REVIEW	38

5.1 Reconciliation of previously published and re-presented data for the half-year ended June 30, 2011 (revenue, adjusted operating cash flow and operating income)	38
5.2 Accounting definitions	39

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Company’s control, including but not limited to: the uncertainty related to the implementation of the company’s new strategy, including the completion of the program of divestments and the effective reduction of costs; the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that the company may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate, modify or renew under less favorable conditions some of Veolia Environnement’s contracts, the risk that the company’s long-term contracts may limit its capacity to quickly and effectively react to general economic changes affecting the Group’s performance under those contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

1 Results of operations for the half-year ended June 30, 2012

Please see Section 5.2 for definitions of Adjusted Operating Cash Flow, Adjusted Operating Income, and certain other terms used in this document. The re-presented financial information for the half-year ended June 30, 2011 reflect the reclassification of certain activities to and from net income (loss) from discontinued operations as described in Section 5.1 of this document.

1.1 General context

The first half of 2012 was marked by:

•
a deterioration in the economic environment starting in April 2012, with weakness in certain industrial sectors weighing on the activities of Environmental Services division, particularly in France, in United Kingdom and Germany,

•
an economic and financial situation that remains difficult in Southern Europe and particularly tension within the receivables refinancing market in Italy which impacted our receivables securitization program. Within this context, the Group recognized receivables write-down and accrued additional charges in adjusted operating income in the total amount of €88.7 million in Italy in the Energy Services division,

•	significant exchange rate fluctuations relative to the euro .

Faced with these difficulties, the Group accelerated the implementation of its strategy through a vast transformation program:

Acceleration of the implementation of the Veolia Environnement strategic plan

o	Change in governance:

Three new directors joined the Veolia Environnement Board of Directors: Mrs. Nathalie Rachou, Mrs. Maryse Aulagnon, and Mr. Jacques Aschenbroich.

As part of the acceleration of the implementation of Veolia Environnement’s strategic plan, the composition of the Executive Committee was tightened around Antoine Frérot, and now comprises:

–	Sylvain Boucher, Secretary of the Executive Committee;
–	Jérôme Gallot, Chief Executive Officer of Veolia Transdev;
–	Jean-Michel Herrewyn, Senior Executive Vice-President in charge of the Water division;
–	Franck Lacroix, Senior Executive Vice-President in charge of the Energy Services division;
–	Jean-Marie Lambert, Human Resources Director;
–	Jérôme Le Conte, Senior Executive Vice-President in charge of the Environmental Services division; and
–	Pierre-François Riolacci, Chief Finance Officer.

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o	Transformation of the organizational structure and cost-reduction measures through the Convergence Plan:

Following the change in the composition of the Executive Committee in the first half of 2012, the Group’s transformation and cost-reduction program was accelerated. More than 3,000 executives were met between February and June. 19 priority projects and 325 validated projects were launched across all of the Group’s businesses and geographical areas. 258 Convergence 1 projects were launched and should enable over €100 million in cost savings in 2012, before implementation costs.

The Group’s Efficiency and Convergence Plans resulted in €102 million in total net savings for the half year ended June 30, 2012, of which €34 million for the Convergence Plan.

o	Business restructuring plan:

•	The divestiture program is well advanced

Overall, industrial and financial divestitures (including share capital increases subscribed to in respect of non-controlling interests and transactions with non-controlling interests) totaled €1,626 million in the six months to June 30, 2012.

On June 28, 2012, the Group announced the signature of a contract between Veolia Water UK, a wholly-owned subsidiary of Veolia Environnement, and Rift Acquisitions Limited, for the sale of its regulated water activities in the United Kingdom, based on an enterprise value of £1.2 billion (€1.5 billion). Following completion of this transaction, Veolia Environnement’s net financial debt was reduced by approximately €1,517 million. Veolia Environnement will retain, in addition to its non-regulated water business, a 10% stake in the regulated water divested business for a period of at least 5 years.

This transaction generated a capital gain of €233.8 million (net of transaction costs) recognized in discontinued operations. This 10% stake was consolidated as associates by the equity method as of June 30, 2012.

On July 19, 2012, the Group signed an agreement with Highstar for the sale of Veolia’s Solid Waste activities in the United States in the Environmental Services division, based on an enterprise value of US$1,909 million (€1,561 million at the July 17, 2012 exchange rate). This activity has been classified in discontinued operations since March 31, 2012.

In addition, the Group is negotiating the sale of smaller-sized businesses.

Pursuant to the implementation of the Company’s divestiture program, certain assets were adjusted to fair value in the amount of €228.2 million including €145.2 million in operating income of which €37.4 million was also recorded in adjusted operating income, and €83.0 million recorded in net income from discontinued operations with respect to Veolia Transdev.

•	Withdrawal from the Transportation business

Together with its partner, the Caisse des Dépôts et Consignations, Veolia Environnement continues to prepare for its withdrawal from Veolia Transdev, tailoring the industrial strategy, targeted balance sheet structure and refinancing strategy.

Accordingly, pursuant to exclusive negotiations with an investor concerning the withdrawal from the Transportation business and the refinancing of Veolia Transdev, Veolia Environnement and Caisse des Dépôts et Consignations signed a preliminary agreement that envisions the transfer of Veolia Transdev’s 66% shareholding in SNCM and its subsidiaries to Veolia Environnement, along with the rights and obligations attached to this shareholding.

This agreement, signed on March 30, 2012, defines the main terms and conditions of the proposed transaction including the repurchase of the shares in SNCM for a consideration of €1.

In addition, the Group granted the CUBE equity fund a 2-month exclusive negotiation period commencing February 27, 2012. After an in-depth due diligence phase, CUBE submitted a final binding offer on June 8, 2012, with an equity value of €350 million and excluding SNCM. Discussions continued until mid-July 2012.

Contact has also been made with another buyer since the end of the CUBE exclusivity period, with respect to an operational scope excluding SNCM.

Finally, discussions are ongoing with the Caisse des Dépôts et Consignations regarding the possibility of it acquiring an additional stake in accordance with terms and conditions to be defined.

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As a result, the consolidated financial statements for the half-year ended June 30, 2012 reflect progress in the Group’s withdrawal from the Transportation business by:

o	maintaining Veolia Transdev activities, excluding SNCM, in discontinued operations;

o
adjusting the value of Veolia Transdev ‘s assets and liabilities, excluding SNCM, based on the most recent offers received, with the recognition of an additional impairment charge of €83.0 million; and

o	reclassifying the activities of the SNCM sub-group to continuing operations, as such activities were excluded from the scope of the Veolia Transdev divestiture process during the first half of 2012.

•	Progress with cessations of activity and restructuring measures

Italy

Environmental Services

On February 10, 2012, a voluntary liquidation plan, known as a “Concordato Preventivo”, was filed in relation to Termo Energia Calabria (“TEC”) (a subsidiary owned by Veolia Propreté through Veolia Servizi Ambientali Tecnitalia S.p.a (“VSAT”) and specializing in waste incineration in Calabria) with the La Spezia Civil Court in Italy. The plan was admitted on February 23, 2012. The plan includes a proposal for the full payment of preferred creditors and the partial payment of all other creditors (in full and final settlement).

Simultaneously with the admission of TEC’s Concordato Preventivo, some creditors of Termo Energia Versilia S.p.a. (“TEV”) and VSAT launched judicial procedures for debt recovery.

As a consequence, a request for a group voluntary liquidation plan, i.e., a “Concordato Preventivo di Grupo” (“CPG”), was filed with respect to the VSAT group, which includes TEC and TEV, with the La Spezia Civil Court by a special purpose entity created for this purpose. This company was created by transferring all the assets and liabilities of Veolia Environmental Services subsidiaries in Italy, other than the Technoborgo and Energonut incinerators. Since the admission of the CPG, the TEC Concordato Preventivo procedure was joined with the CPG.

These events did not have any financial impact on the consolidated financial statements for the half-year ended June 30, 2012.

Energy Services

The restructuring of the Group’s activities in Italy launched in 2011 continued during the first half of 2012. It was reflected in 2012 by the buyout of minority interests in the Telecoms business and the departure of around 60 employees in this entity alone. In addition, the global workforce reduction plan launched in 2011 is still ongoing, with a focus, at the head office, on the restructuring and optimization of administrative and financial activities and the procurement and IT functional departments, and at the regional level, on achieving synergies following the merger of Siram Si and Retagliatta in Siram Spa. Due to the current operating and financing conditions of Italian public authorities, this restructuring plan is exposed to substantial completion risks. The Company is therefore continuing its strategic review of Energy Services in Italy in line with the effective progress of its restructuring plan and changes in the financing conditions of the Italian economy.

On April 3, 2012, a legal search was performed at the Italian Energy Services company, Siram, as part of the judicial investigation involving, in particular, the research body Polytechnic Laboratory of Research SCaRL, to which Siram conferred research services which led to the grant of research tax credits.

Water

The voluntary liquidation of the subsidiary, SORICAL (Calabria, Italy) was acknowledged by the Extraordinary General Meeting of July 9, 2012.

Morocco

After seeking and obtaining termination of the transportation contracts in Morocco, the Group launched its withdrawal from its Environmental Services activities there: the Group sent formal notice to the municipalities of Rabat, Salé and Temara to contractors’ responsibility due to the non-payment of amounts and the difficult financial contract. Negotiations are in progress with all municipalities to cease all operations before the end of 2012.

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Finally, the Company signed a letter of intention on July 3, 2012 with a potential buyer in order to establish a partnership on the Water division’s activities in Morocco.

Egypt

The Group decided that it would stop its Environmental Services activities in Egypt on July 3, 2011 and accordingly signed a sales contract for its trucks on May 22, 2012. It also sent a request for compensation from the Egyptian government and filed an international arbitration case with the ICSID (International Centre for Settlement of Investment Disputes).The governorate also presented a counterclaim for compensation.

Senegal

In the Environmental Services division, the Company ceased collection operations in Senegal at the end of May 2012. The dissolution of the company operations is expected to occur by December 31, 2012.

1.2 Other changes in Group structure

Acquisitions:

In January 2012, the Group purchased 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for €79 million.

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1.3 Review of operations

The Group continued its growth during the first half of 2012, with revenue for the half-year ended June 30, 2012 increasing 3.3% (1.6% at constant consolidation scope and exchange rates) to €14,780.7 million, compared to re-presented revenue of €14,303.9 million for the half-year ended June 30, 2011.

Revenue was affected during the first half of 2012 by:

–	the consequences of contractual erosion in the Water division in France, as well as competitive pressure in the Energy Services division;
–	a challenging macroeconomic environment in the Environmental Services division, characterized by lower volumes and the decline in recycled raw material prices starting in the second quarter;
–	rising energy prices (impact of €154.4 million compared to the first half of 2011) in the Energy Services division, partially offset by adverse regulatory developments in Eastern Europe; and
–	the solid position of the Technologies and Network business with industrial customers.

In this context, adjusted operating cash flow declined 9.7% (-10.6% at constant exchange rates) to €1,383.5 million for the half-year ended June 30, 2012, compared to re-presented €1,532.4 million for the half-year ended June 30, 2011. Excluding the write-down of Italian receivables recognized as of June 30, 2012, adjusted operating cash flow declined 3.9% to €1,471.9 million (-4.8% at constant exchange rates).

Adjusted operating income declined 26.3% (-26.7% at constant exchange rates) to €630.9 million for the half-year ended June 30, 2012, compared to re-presented €855.6 million for the half-year ended June 30, 2011, primarily due to:

–	the decrease in adjusted operating cash flow, including expenses relating to the implementation of cost reduction plans in the amount of €27.6 million;
–
an increase in depreciation and amortization of €34.8 million compared to re-presented June 30, 2011, primarily due to changes in consolidation scope such as the acquisition of the Warsaw district heating network in the Energy Services division;

–	capital gains on industrial and financial divestitures of €3.4 million for the half-year ended June 30, 2012, compared to re-presented €4.6 million for the half-year ended June 30, 2011.

Excluding the write-down of Italian receivables in the Energy Services division recognized as of June 30, 2012, adjusted operating income fell 15.9% (-16.3% at constant exchange rates).

Net financial debt totaled €14,693 million as of June 30, 2012, compared to €14,730 million as of December 31, 2011.

Free cash flow for the half-year ended June 30, 2012 (after payment of the dividend) a non-GAAP indicator defined in section 5.2, was +€348 million, compared to +€155 million for the half year ended June 30, 2011.

The free cash flow between December 31, 2011 and June 30, 2012 reflects:

–	the implementation of the divestiture program, which contributed €1,626 million to the reduction in Group net debt,
–	control of maintenance investments in the first half of 2012 and a selective policy for growth investments,
–	the decline in operating cash flow before changes in working capital,
–
seasonal movements in working capital, as well as contractual changes in the Water division in France and the degradation of financing conditions in the Energy Services division in Southern Europe compensated by receivables securitization in France.

1.4 Business activity

The Company continued its expansion in the first half of 2012, achieving a number of commercial successes related to enhanced and refined offerings, including the following:

•
SIAAP (Syndicat Interdépartemental pour l’Assainissement de l’Agglomération Parisienne, the interdepartmental wastewater authority for the Greater Paris area) chose OTV, a subsidiary of Veolia Water Solutions & Technologies, to head the consortium that was awarded the contract to renovate the Seine Aval biological wastewater treatment plant in Achères. This contract is expected to generate estimated cumulative revenue of €196 million (portion attributable to OTV);

•
The New York City Department of Environmental Protection (DEP) awarded a performance and consulting contract to Veolia Water to aid the optimization of public water and wastewater services for 4 years. This contract will generate estimated cumulative revenue of $36 million;

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•
The Greater Dijon joint district authority appointed Dalkia to design, build and operate its new heating network, as part of a public service management contract, for a period of 25 years. As much as 80% of the network’s energy needs will come from renewable resources. Cumulative revenue is estimated at €200 million;

•
The European Investment Bank awarded Dalkia the contract for technical and energy systems management of over 180,000m2 of its office space in Luxembourg. The 4-year contract covers four buildings and includes an ambitious objective for carbon footprint reduction. This contract is expected to generate estimated cumulative revenue of €32 million;

•
Veolia Water, via its subsidiary Veolia Water Japan, was awarded three contracts for the operations and maintenance of drinking water and wastewater treatment facilities, which will service the needs of 1,215,000 people in Japan. Estimated cumulative revenue of these contracts is €49 million, for a maximum duration of 5 years;

•
Veolia Water, via Orange City Water (a joint venture with Vishvaraj Environment Ltd, one of India’s leading civil engineering and services companies) was awarded the drinking water service operation and maintenance contract by the city of Nagpur for 25 years. Estimated cumulative revenue of this contract is €387 million (Group part).

•
Veolia Water was awarded a contract by the Indian public authority in charge of water and wastewater services in the capital New Delhi, to design, build and operate the new Nilothi Wastewater Treatment Plant. This 13-year contract covers an initial two-year construction phase, followed by an 11-year operation and maintenance phase. The total estimated cumulative revenue of this contract is €40 million;

•
The European Parliament selected Dalkia to manage the technical and energy systems of its real-estate assets. This new contract represents an estimated cumulative revenue of more than €120 million over the length of the contract (six years, on the basis of a 12-month contract that can be automatically renewed five times);

•
The Centre National d’Art et de Culture Georges Pompidou (known more informally as the Pompidou Center) awarded Dalkia the renovation of its air conditioning system. The aim is to make a significant improvement in the Center’s energy and environmental performance. These renovations, which begin in June 2012, will improve the electric and thermal performance and the heating, cooling and humidity needs for the center’s 100,000m² surface area and will be completed in 2015. The estimated cumulative revenue of this contract is roughly €25 million;

•
Veolia Environmental Services in partnership with a Chinese company working in the same sector, has obtained the concession for a hazardous waste treatment center in Changsha, the capital of Hunan province. The estimated cumulative revenue of this 25-year concession is €320 million (at 100%);

•
The city of Iasi in Romania awarded Dalkia the operation of the city’s district heating network for 20 years. This public service management contract involves the generation, transmission, distribution and supply of heating and is expected to generate estimated cumulative revenue of €600 million from the first year of operations.

1.5 Other significant events

Early redemption of U.S. private placements

On January 9, 2012, Veolia Environnement SA sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. Early redemption was effectively performed on February 9, 2012 for a euro-equivalent of €350.2 million.

Bonds exchange

Between March 19 and March 27, 2012, Veolia Environnement refinanced early a portion of the bond lines maturing in 2013, 2014, 2017 and 2018 in the amount of €750 million by issuing a new bond line in the same amount maturing in 2027. This operation enabled the Company to extend the maturity of its debt and to smooth its repayment schedule, without significantly impacting the finance costs.

Bond issue in China

On June 26, 2012, as part of its EMTN program, Veolia Environnement issued a new bond line of CNY500 million (€63.3 million at the settlement date exchange rate) maturing in June 2017, to finance the requirements of Chinese subsidiaries.

Dividend payment

Following approval at the Annual General Meeting of Shareholders of May 16, 2012, the Group offered shareholders a choice of dividend payment in cash or shares. The share payment option was taken-up for 7% of coupons payable, resulting in the creation of 2,433,899 shares representing approximately 0.468% of share capital and 0.482% of voting rights. Accordingly, the dividend payment in cash totaled €330 million and was paid on June 18, 2012.

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Class action before the United States District Court for the Southern District of New York

The class action lawsuit filed against the Company and certain of its current and former officers in the United States District Court for the Southern District of New York on December 27, 2011 and subsequently consolidated with a second lawsuit filed on January 13, 2012 was withdrawn at the end of May 2012.

In a letter addressed to the Court on May 25, 2012, counsel for the lead plaintiffs informed the Court that, after careful consideration of the facts and circumstances involved, the lead plaintiffs have determined to voluntarily dismiss the action. The judge subsequently signed an order dismissing the case.

The dismissal covers the consolidated lawsuit, and therefore covers both of the lawsuits that were initially filed.

Federal Cartel Office

On June 5, 2012, the German Federal Cartel Office’s (“FCO”) delivered a final decision, ordering a decrease in Berliner Wasserbetriebe’s (“BWB”) average annual proceeds per cubic meter generated from the sale of drinking water to end customers of 17 to 18% as compared to 2011 (reference year), for the next four years. This decrease should be implemented no later than December 31, 2013. BWB initiated a proceeding on the merits before the Court of Appeal of Düsseldorf on June 11, 2012. As of June 30, 2012 a provision related to the demand of the German Cartel Office to reduce drinking prices in Berlin was recorded for €16 million.

1.6 Major events since July 1, 2012

Divestiture of Solid Waste activities in the United States

On July 19, 2012, the Group announced the signature of a contract between Veolia Environmental Services North America, a wholly-owned subsidiary of Veolia Environnement, and Star Atlantic Waste Holdings LP, a subsidiary of the U.S. infrastructure fund Highstar Capital, for the sale of its Solid Waste activities in the United States for an enterprise value of US$1,909 million, (€1,561 million).

This transaction will reduce Group net debt by approximately US$1,820 million (€1,489 million at the July 17, 2012 exchange rate).

The sale is subject to approval by the U.S. antitrust authorities and is expected to be finalized by the end of 2012.

Azaliya

On June 4, 2012, at the end of the Azaliya Board of director’s meeting, our partner, Mubadala and Veolia Eau signed a Share Purchase Agreement. This agreement provides for the sale to Veolia Eau of the Azaliya shares held by Mubadala for a basic consideration of €48 million.

The transaction will be completed on August 2, 2012 and brings Veolia’s stake in the share capital of Azaliya to 100%. Completion of the transaction will automatically terminate all agreements between Mubadala and Veolia Eau and particularly the Azaliya shareholders’ agreement.

Finally, on July 3, 2012 the Group signed a letter of intention with a potential buyer in order to establish a partnership with the Water division’s activities in Morocco.

Water Italy

On July 9, 2012, the voluntary liquidation of the subsidiary, SORICAL (Calabria, Italy) was acknowledged by the Extraordinary General Meeting.

Portfolio of euro-denominated floating rate payer swaps

On July 9, 2012, the Group launched the early reversal of a portion of its portfolio of euro-denominated floating rate payer swaps.

As of June 30, 2012, these swaps were classified as fair value hedges and represent notional outstanding of €3,825 million with a net fair value of €489 million.

Water - Berlin

On July 12, 2012, BWB, the company which operates Berlin drinking water and wastewater treatment facilities wholly owned by the Land and in which RVB (a joint subsidiary of Veolia Wasser Gmbh and RWE) holds economic rights, lost its appeal against the decision of the administrative court which held it lacked jurisdiction to judge the jurisdiction of the Cartel Office.

On July 17, 2012, the Land of Berlin Council of Ministers approved the purchase by the Land of the shares held by RWE in RVB, for an acquisition price of €618 million.

This sale will however only become effective after its ratification by the Land parliament (August 30, 2012 at the earliest, which is the date of the next parliamentary session).

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2 Accounting and financial information

2.1 Definitions and accounting context

Pursuant to Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of the Group for the six months ended June 30, 2012 are prepared in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

These standards and interpretations may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

Comparative financial statements for the half-year ended June 30, 2011 are presented on the same basis.

The definitions of the IFRS and non-GAAP indicators presented in this document are unchanged from prior years and are provided in Section 5.2.

Accounting context

The accounting policies adopted for the preparation of the financial statements for the half-year ended June 30, 2012 are unchanged from the 2011 consolidated financial statements, with the exception of the application of new texts effective January 1, 2012. (with no significant impact on the financial statements).

Pursuant to IFRS 5 “Non current assets held for sale and discontinued operations,” the income statements of:

▪	activities in the course of divestiture:

•
the entire contribution of Veolia Transdev (from March 3, 2011 to June 30, 2011), excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM) excluded from the Veolia Transdev divestiture process during the first half of 2012;

•	urban lighting activities (Citelum) in the Energy Services division;

•	Solid Waste activities in the United States in the Environmental Services division;

▪	activities divested:

•	household assistance services (Proxiserve), held jointly by the Water and Energy Services divisions, divested in December 2011; and

•	regulated activities in the United Kingdom in the Water division, divested on June 28, 2012.

have been presented, retrospectively, on a separate line, “Net income (loss) from discontinued operations” for the half-year ended June 30, 2012.

Furthermore, as the divestiture process for Pinellas incineration activities in the United States was interrupted in the second half of 2011, these activities are no longer presented in Net income (loss) from discontinued operations.

All the activities of the Transportation division (January 1 to March 3, 2011) were presented under “Net income from discontinued operations” for the half-year ended June 30, 2011.

Internal transactions between the Company and discontinued operations of any nature, whether operating or financial, are recorded as expenses of discontinued operations for the half-year ended June 30, 2012 and comparative periods, thereby enabling the presentation of the economic results of entities recorded as discontinued operations line.

Operating segments

The information presented for each operating segment is identical to that presented to the Group’s Chief Operating Decision Maker (Chairman and Chief Executive Officer) for decision making purposes. This information is based on the internal organization of the Group’s activities and corresponds to the different Group divisions.

The Chief Operating Decision Maker receives summary information by division, enabling him to measure the performance of each division.

Budget objectives set for each division head comprise objectives based on cash generation, operating income, investments and other key ratios. These objectives are set globally for each division.

The variable compensation of Executive Committee members is based on the performance of the Group and of each division (and, in particular, adjusted operating cash flow).

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Financial information by operating segment is prepared in accordance with the same rules used to prepare the 2011 consolidated financial statements.

Following the announcement at the end of 2011 of the Group’s withdrawal from the Transportation business and changes to the Group’s Executive Committee, the internal organizational structure of the Group was modified, with a consequent a change in the preparation of the operating segments to be presented.

In accordance with the provisions of IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:

•	Water
•	Environmental Services
•	Energy Services
•	Other Segments

“Other Segments” primarily groups together the activities of SNCM, ProActiva MedioAmbiente (joint venture with FCC), Eolfi (Renewable Energies) and the various Group holding companies.

Segment reporting for prior periods was re-presented for this change.

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2.2 Revenue

2.2.1 Overview

Half-year ended June 30, 2012 (€ million)	Half-year ended June 30, 2011 re-presented (*) (€ million)	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
14,780.7	14,303.9	3.3%	1.6%	0.2%	1.5%

(*) A reconciliation of previously published and re-presented consolidated revenue for the half-year ended June 30, 2011 may be found in the Appendix.

Revenue was impacted during the first half of 2012 by:

–	the consequences of contractual erosion in the Water division in France, as well as competitive pressure in the Energy Services division,
–	a challenging macroeconomic environment in the Environmental Services division, characterized by lower volumes and the decline in recycled raw materials prices starting in the second quarter,
–	the increase in energy prices in the Energy Services division, constrained by unfavorable regulatory developments,
–	the solid position of the Technologies and Network business with industrial customers.

Veolia Environnement’s consolidated revenue increased 3.3% (+1.6% at constant consolidation scope and exchange rates) to €14,780.7 million versus re-presented revenue of €14,303.9 million for the half-year ended June 30, 2011. In the quarter ended March 31, 2012, the Company reported consolidated re-presented revenue of €7,851.1 million, up 4.9% (+3.5% at constant consolidation scope and exchange rates). Second quarter 2012 consolidated revenue grew 1.6% (-0.4% at constant consolidation scope and exchange rates) mainly due to a degradation of the economic environment.

The impact of changes in consolidation scope on revenue for the half-year ended June 30, 2012 includes €33 million in respect of targeted acquisitions and divestitures carried out in 2012 and 2011, of which -€73.4 million in the Water division (primarily the impact of the divestiture of certain of its operations in Asia), -€23.2 million in the Environmental Services division (impact of the divestiture of Belgian operations), €113.6 million in the Energy Services division (relating primarily to the acquisition of the Warsaw district heating network in October 2011).

At constant consolidation scope and exchange rates, first-half 2012 revenue increased 1.6% compared to re-presented first-half 2011 revenue. This increase is principally explained by:

–
in the Water division, the favorable effects of indexation in France and price increases and scope extensions in Central and Eastern Europe, the strong performance of Operations activities in Asia and the growth of Technologies and Network industrial activities,

–
the increase in energy prices (impact of €154.4 million compared to the half-year ended June 30, 2011) combined with more favorable weather conditions compared to the first six months of 2011 in the Energy Services division.

These effects were partially offset by contractual erosion in the Water division in France by the slight drop in Environmental Services division revenue, attributable primarily to the difficult macroeconomic environment particularly in the United Kingdom and France, which impacted commercial waste collection volumes and by lower prices for recycled raw materials (mainly in France and Germany).

Revenue generated outside France for the half-year ended June 30, 2012 totaled €8,785.1 million, or 59.4% of total revenue, similar to re-presented figures for the half-year ended June 30, 2011.

The foreign exchange impact of €210.7 million primarily reflects the appreciation of the U.S. dollar compared to the euro in the amount of €65.9 million, the pound sterling in the amount of €58.4 million, the Chinese renminbi yuan in the amount of €45.5 million, the Australian dollar in the amount of €37.0 million and the Japanese yen in the amount of €22.3 million, offset by the depreciation of the Czech crown in the amount of -€19.9 million and the Polish zloty in the amount of -€18.3 million.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

2.2.2 Revenue by segment

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	% change 2012/2011
Water	6,095.3	5,927.4	2.8%
Environmental Services	4,481.9	4,553.6	-1.6%
Energy Services	3,920.6	3,597.8	9.0%
Other Segments	282.9	225.1	25.6%
Total Revenue	14,780.7	14,303.9	3.3%
Revenue at 2011 exchange rates	14,570.0	14,303.9	1.8%

Water

Half-year ended June 30, 2012 (€ million)	Half-year ended June 30, 2011, re-presented (€ million)	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
6,095.3	5,927.4	2.8%	2.3%	-1.2%	1.7%

The increase in Water division revenue at constant consolidation scope and exchange rates can be attributed both to the favorable effects of indexation in France and price increases in Central and Eastern Europe, the strong performance of Operations activities in Asia and the growth of Technologies and Networks industrial activities.

▪	Water division revenue was negatively impacted in the first half of 2012 by divestitures realized in 2011 (essentially the impact of the reorganization of Asian activities).
▪
Operations revenue declined slightly by 0.5% (+0.2% at constant consolidation scope and exchange rates). In France, the slight increase of 0.1% in revenue (+0.7% at constant consolidation scope) benefited from the effects of favorable indexation. This impact did not completely offset by the continued decline in volumes sold compared to 2011 (of approximately 2% in the first half of 2012 compared to the first half of 2011), which was particularly significant due to weather conditions in the second quarter of 2012 and the effect of contract renegotiations.

Outside France, revenue fell slightly by 0.8% (-0.1% at constant consolidation scope and exchange rates). In Europe, growth was based on the good performance recorded in Central and Eastern Europe (favorable price impact in the Czech Republic and scope extension in Romania), despite the fall in volumes sold. Revenue in the Asia-Pacific region increased 1.5% (down 3.5% at constant consolidation scope and exchange rates). Revenue increased in China due to growth in volumes and the continuation of the price increase process (particularly in Tianjin Shibei and Shenzen), despite the decline in construction revenue and the slowdown of volumes sold to industrial clients. In the rest of Asia, the progression of construction activities in Korea partially offset a decline in Australia attributable to the end of the Adelaide contract. In the United States, the 2.5% decline (-9.9% at constant consolidation scope and exchange rates) was attributable mainly to the end of the Indianapolis contract in August 2011.

▪
Technologies and Network revenue grew 11.1% (+7.7% at constant consolidation scope and exchange rates). Revenue benefited from the growth in industrial client activity, primarily in the Design and Build sector, and the progress of work on the Hong Kong sludge incinerator, together with Sade’s international expansion.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Environmental Services

Half-year ended June 30, 2012 (€ million)	Half-year ended June 30, 2011, re-presented (€ million)	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
4,481.9	4,553.6	-1.6%	-3.5%	-0.5%	2.4%

Environmental Services division revenue in the first half of 2012 posted a slight decline of -1.6% (-3.5% at constant consolidation scope and exchange rates). This variation is mainly due to:

–	a challenging macroeconomic environment and, in particular, a slowdown in growth in the second quarter combined with lower recycled raw materials prices;
–	the implementation of restructuring in certain geographies.

–
In France, revenue increased 1.5% (+0.9% at constant consolidation scope) due to growth in certain activities, particularly hazardous waste, which combined with higher service prices offset the impact of lower recycled raw materials prices (paper/cardboard and scrap metal),

–
Outside France, revenue declined 3.4% (-6.2% at constant consolidation scope and exchange rates). Revenue in Germany declined 10.8% (-12.6% at constant consolidation scope) due to lower waste volumes and prices, as well as the effects of increased competition in the industrial sector. Revenue in the United Kingdom declined 2.4% (-7.4% at constant consolidation scope and exchange rates) due to lower PFI construction revenue and structural decline in landfilled waste volumes, all within a difficult macroeconomic environment. In North America, revenue growth of 9.6% (+1.7% at constant consolidated scope and exchange rates) was driven by growth in hazardous waste activities. In Asia Pacific, revenue increased 9.4% (+1.2% at constant scope and exchange rates) due to the favorable impact of the Landfill tax in Australia.

Energy Services

Half-year ended June 30, 2012 (€ million)	Half-year ended June 30, 2011, re-presented (€ million)	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
3,920.6	3,597.8	9.0%	5.9%	3.2%	-0.1%

Energy Services division revenue increased 9.0% (+5.9% at constant consolidation scope and exchange rates). This increase was attributable mainly to the favorable impact of energy prices (€154.4 million compared to the first half of 2011).

▪
In France, revenue rose 9.9% (+11.1% at constant consolidation scope), driven by the increase in average fuel basket prices, combined with more favorable weather conditions than in the first half of 2011.

▪
Outside France, revenue increased 8.2% (+1.4% at constant consolidation scope and exchange rates). Continental European countries reported growth of 19.4%, attributable in particular to the acquisition of the Warsaw district heating network in the last quarter of 2011. At constant consolidation scope and exchange rates, revenue increased 5.2%, in line with the increase in the price of heating and despite a fall in volumes (Czech Republic and Lithuania) and the end of subsidies on the sale of cogenerated energy in Hungary. Revenue in Southern Europe was negatively impacted by lower volumes in Spain and a downturn in construction activity in Italy. Moreover, revenue in the United States fell 10.0% (-16.8% at constant consolidation scope and exchange rates), negatively impacted by unfavorable weather conditions, combined with exceptionally low energy prices.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Other Segments

Half-year ended June 30, 2012 (€ million)	Half-year ended June 30, 2011, re-presented (€ million)	% change 2012/2011	Internal growth	External growth	Foreign exchange impact
282.9	225.1	25.6%	16.9%	7.1%	1.6%

Revenue of the “Other Segments” comprises mainly revenue generated by SNCM, ProActiva MedioAmbiente (joint venture with FCC), and Eolfi (renewable energies).

Growth in this segment was 25.6% (+16.9% at constant consolidation scope and exchange rates) and was primarily driven by ProActiva MedioAmbiente growth of 13.5% (+10.6% at constant consolidation scope and exchange rates), in the countries in which it operates.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

2.2.3 Revenue by geographical area

Half-year ended June 30, 2012 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,262.2	754.0	235.2	537.6	381.9	407.2	97.5	814.8	141.5	463.4	6,095.3
Environmental Services	1,743.1	552.5	817.3	151.4	213.3	351.1	382.1	118.5	54.3	98.3	4,481.9
Energy Services	1,856.5	5.6	103.1	895.8	688.4	141.3	26.9	57.3	51.7	94.0	3,920.6
Other Segments	133.8	0.0	2.0	0.0	17.7	0.2	0.0	0.2	0.0	129.0	282.9
Revenue	5,995.6	1,312.1	1,157.6	1,584.8	1,301.3	899.8	506.5	990.8	247.5	784.7	14,780.7

Half-year ended June 30, 2011, re-presented (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,302.8	746.1	260.1	477.7	366.3	348.5	136.2	702.1	122.3	465.3	5,927.4
Environmental Services	1,717.6	612.6	833.7	152.6	304.1	315.3	340.8	116.6	51.3	109.1	4,553.6
Energy Services	1,689.6	4.9	96.0	750.5	698.1	157.1	22.0	49.1	41.0	89.4	3,597.8
Other Segments	91.3	0.0	2.1	0.0	9.0	2.8	0.0	0.0	0.0	119.9	225.1
Revenue	5,801.3	1,363.6	1,191.9	1,380.8	1,377.5	823.7	499.0	867.8	214.6	783.7	14,303.9

Change (€ million)	France	Germany	United Kingdom	Central Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(40.6)	7.9	(24.9)	59.9	15.6	58.7	(38.7)	112.7	19.2	(1.9)	167.9
Environmental Services	25.5	(60.1)	(16.4)	(1.2)	(90.8)	35.8	41.3	1.9	3.0	(10.8)	(71.7)
Energy Services	166.9	0.7	7.1	145.3	(9.7)	(15.8)	4.9	8.2	10.7	4.6	322.8
Other Segments	42.5	0.0	(0.1)	0.0	8.7	(2.6)	0.0	0.2	0.0	9.1	57.8
Revenue	194.3	(51.5)	(34.3)	204.0	(76.2)	76.1	7.5	123.0	32.9	1.0	476.8
Change (%)	3.3%	-3.8%	-2.9%	14.8%	-5.5%	9.2%	1.5%	14.2%	15.3%	0.1%	3.3%
Change at constant exchange rates (%)	3.3%	-3.8%	-7.8%	18.6%	-6.2%	1.2%	-5.9%	4.3%	12.2%	-0.1%	1.8%

The impact of the economic climate on revenue can vary between geographical areas and depends in particular on the mix of different Company businesses.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

France

Revenue increased 3.3% in the half-year ended June 30, 2012. Water division revenue in France benefited from a favorable price effect resulting from indexation changes; this impact was partially offset by the continued decline in volumes sold compared to 2011 (of approximately 2% in the first half of 2012 compared to the first half of 2011, particularly marked in the second quarter) and by contractual erosion.

The Environmental Services division reported a decrease in revenue attributable to the combined impact of lower recycled raw material prices (paper/cardboard and metals) and the decline in commercial waste collection activity, despite the strong performance of hazardous waste treatment activities.

The Energy Services division benefited from a favorable price effect in the first half of 2012, with weather conditions more favorable than in the first half of 2011.

Germany

Revenue fell 3.8% in the half-year ended June 30, 2012.

Environmental Services division revenue in Germany was impacted by a negative price differential on paper and cardboard and significant competitive pressure in municipal and industrial waste collection activities. In the Water division, the Braunschweig contract contributed to revenue growth in this country, while the contribution of the Berlin contract declined.

United Kingdom

Revenue decreased 7.8% at constant exchange rates in the first half of 2012.

Environmental Services division was impacted by lower construction activity on integrated (PFI) contracts and a structural decline in landfill volumes. The decline also reflected a decrease in volumes in a competitive environment, which in particular affected commercial waste collection in the Environmental Services division. Conversely, municipal waste collection activities increased as a result of contract wins in 2011.

In the Water division, revenue was affected by the decrease in construction related to the scheduled termination of certain contracts (Brighton and Hove).

Central and Eastern Europe

Revenue increased 18.6% at constant exchange rates in the half-year ended June 30, 2012.

Growth in Central Europe revenue was driven by the Water and Energy Services divisions, which benefited from the consolidation of the activities of SPEC (which operates the Warsaw urban heating network) in Poland and favorable movements in energy prices in the Energy Services division, as well as the favorable effects of price increases in the Water division (particularly Sofia and Prague).

Other European countries

Revenue fell 6.2% at constant exchange rates in the half-year ended June 30, 2012, primarily affected by the cessation of operations in Italy following the request for the Concordato Preventivo di Grupo in April 2011 in the Environmental Services segment.

United States

Revenue increased 1.2% in the United States at constant exchange rates:

- in the Environmental Services division, growth in hazardous waste treatment activities and Industrial services (Marine Services);
- the marked recovery in activity with industrial customers in the Water division’s Technologies and Network business;
- offset by the loss of the Indianapolis contract in the Water division.

Oceania

The decrease of 5.9% at constant exchange rates was attributable to completion of construction work on the desalination and recycled water production plant in Australia combined with the end of the Adelaide contract in the Water division and despite increased revenue in the Environmental Services division (landfill tax) in Australia.

Asia

The increase of 4.3% at constant exchange rates was attributable mainly to the Water division, due to recent price increases in China and growth in construction activity in Korea.

Rest of the world (including the Middle East)

Revenue increased 2.5% at constant exchange rates and was marked by the growing business of Technologies and Networks activities with industrial clients in Saudi Arabia, Bahrain and Qatar. This growth was limited by the end of activity in Egypt in the Environmental Services division.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

2.3 Other income statement items

2.3.1 Operating income and adjusted operating cash flow

In 2012, the Company benefited from the positive impact of restructuring measures implemented in 2011 and the termination of contracts stemming from the acceleration of the Group’s restructuring in 2011. Nonetheless, challenges remain in Italy in respect of the financing of public debt. In addition, as a result of the current divestiture program, fair value adjustments and capital gains were recognized in the financial statements for the first half of 2012. These impacts can be summarized as follows.

(€ million)	Adjusted operating cash flow	Adjusted operating income	Operating income	Net income attributable to owners of the Company
Continuation of restructuring measures and write-down	(88.7)	(88.7)	(88.7)	(58.5)
Fair value adjustments	(16.3)	(37.4)	(145.2)	(221.2)
Capital gains	-	-	-	233.8
TOTAL	(105.0)	(126.1)	(233.9)	(45.9)

Operating income:

Operating income amounted to €523.1 million for the half-year ended June 30, 2012, compared to re-presented €179.9 million for the half-year ended June 30, 2011.

In addition to the change in adjusted operating cash flow described below, the increase in operating income reflects:

•
impairment losses on goodwill of €107.8 million, primarily relating to the Group’s non-regulated activities in the United Kingdom in the Water division in the amount of €55.8 million, activities in Estonia in the Energy Services and Environmental Services divisions and renewable energy activities in the “Other Segments” , compared to €500.4 million in the half-year ended June 30, 2011;

•
the €34.8 million increase (at current rate) in depreciation and amortization compared to re-presented June 30, 2011, including primarily the impact of changes in consolidation scope such as the acquisition of the Warsaw district heating network in the Energy Services division. Net charges to depreciation and amortization totaled €720.4 million for the half-year ended June 30, 2012, compared to re-presented €685.6 million for the half-year ended June 30, 2011,

•	stable capital gains from industrial and financial divestitures of €3.4 million for the half-year ended June 30, 2012, compared to re-presented €4.6 million for the half-year ended June 30, 2011.
•
the decrease in net charges to operating provisions which totaled €23.7 million for the half-year ended June 30, 2012 compared to re-presented €167.6 million for the half-year ended June 30, 2011. Net charges to operating provisions for the half-year ended June 30, 2011 included asset impairments of €150 million in respect of non-current assets in Italy, classified as special item.

Selling, general and administrative expenses (SG&A) totaled €1,787.5 million for the half-year ended June 30, 2012, compared to re-presented €1,799.0 million for the half-year ended June 30, 2011. The ratio of SG&A costs to revenue was therefore 12.1% for the half-year ended June 30, 2012, compared to re-presented 12.6% for the half-year ended June 30, 2011.

SG&A expenses fell 0.6% compared to the first half of 2011. They include costs relating to the implementation of cost reduction plans of €35.1 million of which costs associated with the early termination of leaseholds of €7.5 million and costs associated with redundancies in headquarters in France of €15 million.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Operating income by division for the half-years ended June 30, 2012 and 2011, on a re-presented basis, breaks down as follows:

	Operating income
(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented (*)	% change	% change at constant exchange rates
Water	296.7	327.0	-9.3%	-9.2%
Environmental Services	168.6	66.5	153.5%	146.4%
Energy Services	156.6	(161.2)	197.1%	-199.1%
Other Segments	(98.8)	(52.4)	88.5%	85.9%
Total	523.1	179.9	190.8%
Total at 2011 exchange rates	523.1	179.9		190.7%
Operating income margin	3.5%	1.3%
(*) A reconciliation of previously published and re-presented operating income for the half-year ended June 30, 2011 may be found in Section 5.1.

Adjusted operating income:

Adjusted operating income declined 26.3% (-26.7% at constant exchange rates) to €630.9 million for the half-year ended June 30, 2012, compared to re-presented €855.6 million for the half-year ended June 30, 2011. Excluding write-downs relating to the continuation of restructuring measures in Italy in the Energy Services division, adjusted operating income fell 15.9% (-16.3% at constant exchange rates) to €719.6 million.

The adjusted operating income margin fell from 6.0% for the half-year ended June 30, 2011 to 4.3% for the half-year ended June 30, 2012. Adjusted for impairment losses relating to the continuation of restructuring measures in Italy in the Energy Services division, adjusted operating income margin would amount to 4.9% for the half-year ended June 30, 2012.

Changes in adjusted operating income break down as follows:

	Adjusted operating income
(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	% change	% change at constant exchange rates
Water	352.5	434.6	-18.9%	-19.5%
Environmental Services	181.0	215.0	-15.8%	-18.0%
Energy Services	173.0	258.4	-33.0%	-31.8%
Other Segments	(75.6)	(52.4)	-44.3%	-46.2%
Total	630.9	855.6	-26.3%
Total at 2011 exchange rates	627.6	855.6		-26.7%
Adjusted operating income margin	4.3%	6.0%

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

The following tables reconcile operating income and adjusted operating income by division for the half-years ended June 30, 2012 and 2011:

Half-year ended June 30, 2012		Adjustments
(€ million)	Adjusted operating income	Impairment losses on Goodwill	Other	Operating income
Water	352.5	(55.8)	-	296.7
Environmental Services	181.0	(12.4)	-	168.6
Energy Services	173.0	(16.4)	-	156.6
Other Segments	(75.6)	(23.2)	-	(98.8)
Total	630.9	(107.8)	-	523.1

Half-year ended June 30, 2011, re-presented		Adjustments
(€ million)	Adjusted operating income	Impairment losses on Goodwill*	Other**	Operating income
Water	434.6	(58.3)	(49.3)	327.0
Environmental Services	215.0	(78.3)	(70.2)	66.5
Energy Services	258.4	(363.8)	(55.8)	(161.2)
Other Segments	(52.4)	0.0	0.0	(52.4)
Total	855.6	(500.4)	(175.3)	179.9
* Impairment losses on goodwill recorded in respect of Group subsidiaries in Italy and the United States totaled €298.0 million and €151.9 million respectively as of June 30, 2011.
** Impairment losses on non-current assets recorded in respect of Group subsidiaries in Italy and excluded from adjusted operating income totaled €150 million as of June 30, 2011.

Adjusted operating income is equal to operating income, adjusted to exclude the impact of goodwill impairment charges and certain special items (primarily significant capital gains, restructuring charges and non-current asset impairments). See Section 5.2 for a more complete definition.

In the first half of 2012, adjusted operating income excludes impairments of goodwill in the amount of €107.8 million. In general, the Group excludes from adjusted operating income impairment charges on non-current assets when they are large enough to significantly impact the economics of a cash-generating unit. In the first half of 2011, all impairment charges recorded in Italy which were the result of the same external economic trigger were considered non-recurring items and were excluded from adjusted operating income, even if the impact on the operating results of certain Divisions (taken in isolation) would not otherwise meet the Company’s quantitative thresholds. As of June 30, 2012, write-downs recognized on receivables in the Energy Services division in Italy are included in adjusted operating income given their amount.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Adjusted operating cash flow:

Adjusted operating cash flow declined 9.7% (-10.6% at constant exchange rates) to €1,383.5 million for the half-year ended June 30, 2012, compared to re-presented €1,532.4 million for the half-year ended June 30, 2011. The adjusted operating cash flow margin fell 1.3 points to 9.4%, compared to re-presented 10.7% for the half-year ended June 30, 2011.

As of June 30, 2012, in the context of a difficult environment for the financing of Italian public debt and the sale of Italian receivables, an impairment of these receivables was recorded in the amount of €88.7 million in the Energy Services division. Adjusted for this impairment, adjusted operating cash flow fell 3.9% (-4.8% at constant exchange rates) to €1,472.2 million.

The decrease in adjusted operating cash flow in the first half of 2012 was impacted by:

•	the decline in the Water division’s operational performance, attributable chiefly to contractual erosion in France;
•	the adverse price differential impacting recycled raw materials in France and Germany;
•	a difficult macro-economic context, particularly in the United Kingdom, France and Germany impacting the Environmental Services division;
•
the difficult environment for the financing of Italian public debt and the securitization of Italian receivables, and, more particularly, the write-down of said receivables in the amount of €88.7 million in the Energy Services division.

By contrast, adjusted operating cash flow benefited from:

•	growth in Water division activities in Central and Eastern Europe due to price increases in Romania, Slovakia and the Czech Republic, and
•	the increase in activity with industrial customers in the Technologies and Network business in the Water division.

The Company’s Efficiency and Convergence Plans resulted in €102 million in savings, net of implementation costs, of which €34 million for the Convergence Plan.

The positive foreign exchange impact of €14.4 million on adjusted operating cash flow primarily reflects the appreciation of the U.S. dollar against the euro in the amount of €4.5 million, the pound sterling in the amount of €5.4 million and the Chinese renminbi yuan in the amount of €9.6 million, partially offset by the depreciation of Eastern European currencies (Czech Republic and Poland) in the amount of -€8.3 million.

Movements in adjusted operating cash flow were as follows:

	Adjusted Operating Cash Flow
	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented(*)	% Change
(€ million)			Current exchange rates	Constant exchange rates
Water	633.3	699.3	-9.4%	-10.2%
Environmental Services	505.1	497.6	1.5%	-1.1%
Energy Services	287.9	362.3	-20.5%	-19.7%
Other Segments	(42.8)	(26.8)	-59.7%	-57.1%
Adjusted operating cash flow	1,383.5	1,532.4	-9.7%
Adjusted operating cash flow at 2011 exchange rates	1,369.1	1,532.4		-10.6%
Adjusted operating cash flow margin	9.4%	10.7%
(*) A reconciliation of previously published and re-presented adjusted operating cash flow for the half-year ended June 30, 2011 may be found in Section 5.1.

Excluding write-downs relating to the continuation of restructuring measures in Italy in the Energy Services division, adjusted operating cash flow margin would amount to 10.0% for the half-year ended June 30, 2012.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

The reconciliation of adjusted operating cash flow to operating income is as follows for the half-years ended June 30, 2012 and 2011:

Half-year ended June 30, 2012 (€ million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains/(losses) on disposal of non-current assets	Other	Operating income
Water	633.3	(11.1)	(260.8)	(55.8)	1.5	(10.4)	296.7
Environmental Services	505.1	(20.5)	(305.2)	(12.4)	1.1	0.5	168.6
Energy Services	287.9	12.2	(127.8)	(16.4)	1.4	(0.7)	156.6
Other Segments	(42.8)	(4.3)	(26.6)	(23.2)	(0.6)	(1.3)	(98.8)
TOTAL	1,383.5	(23.7)	(720.4)	(107.8)	3.4	(12.0)	523.1

Half-year ended June 30, 2011 re-presented (€ million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains/(losses) on disposal of non-current assets	Other	Operating income
Water	699.3	(74.4)	(237.7)	(56.2)	1.4	(5.4)	327.0
Environmental Services	497.6	(58.1)	(300.4)	(78.3)	5.9	(0.2)	66.5
Energy Services	362.3	(42.3)	(115.4)	(363.8)	(2.3)	0.3	(161.2)
Other Segments	(26.8)	7.2	(32.1)	-	(0.3)	(0.3)	(52.4)
TOTAL	1,532.4	(167.6)	(685.6)	(498.3)	4.6	(5.6)	179.9

Analysis by division:

Water

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	% Change at current exchange rates	% Change at constant exchange rates
Adjusted operating cash flow	633.3	699.3	-9.4%	-10.2%
Adjusted operating cash flow margin	10.4%	11.8%
Adjusted operating income	352.5	434.6	-18.9%	-19.5%
Adjusted operating income margin	5.8%	7.3%

Adjusted operating cash flow declined 9.4% (-10.2% at constant exchange rates) to €633.3 million for the half-year ended June 30, 2012, compared to re-presented €699.3 million for the half-year ended June 30, 2011.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) decreased from re-presented 11.8% for the first half of 2011 to 10.4% for the first half of 2012. It was negatively impacted by downward pressure on margins on the renewal of contracts in France.

Adjusted operating cash flow derived from Operations activities declined 11.4% and 12.2% at constant exchange rates.

In France, the decline in adjusted operating cash flow (of €61 million) was attributable to the negative effects of contractual erosion, in a context of declining volumes sold compared to the first half of 2011.

Outside France, adjusted operating cash flow benefited from favorable activity trends in Central and Eastern Europe, driven by price increases in Romania, Slovakia and the Czech Republic. These impacts were offset by changes to the Berlin contract and the impairment of trade receivables in the United Kingdom, which negatively affected adjusted operating cash flow.

Finally, the adjusted operating cash flow of the Technologies and Network business grew in line with the increase in activity with industrial customers.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

The impact of the Efficiency and Convergence Plans was €46 million for the half-year ended June 30, 2012, of which €17 million for the Convergence Plan.

Adjusted operating income declined 18.9% (-19.5% at constant exchange rates) to €352.5 million for the half-year ended June 30, 2012, compared to re-presented €434.6 million for the half-year ended June 30, 2011. In addition to the decrease in adjusted operating cash flow, the Water division’s adjusted operating income was negatively impacted, in particular, by charges to operating provisions, including a provision related to the demand of the German Cartel Office to reduce drinking water prices in Berlin, for €16 million.

Net charges to operating provisions totaled €11.1 million for the half-year ended June 30, 2012, compared to re-presented €74.4 million for the half-year ended June 30, 2011. Net charges to operating provisions for the half-year ended June 30, 2011 included the impairment of non current assets in Southern Europe and Morocco for €87 million euros.

Net charges to depreciation and amortization totaled €260.8 million for the half-year ended June 30, 2012, compared to re-presented €237.7 million for the half-year ended June 30, 2011; the increase is primarily due to expansions in Central and Eastern Europe.

Accordingly, the adjusted operating income margin (adjusted operating income/revenue) fell from re-presented 7.3% for the first half of 2011 to 5.8% for the first half of 2012.

Environmental Services

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	% Change at current exchange rates	% Change at constant exchange rates
Adjusted operating cash flow	505.1	497.6	1.5%	-1.1%
Adjusted operating cash flow margin	11.3%	10.9%
Adjusted operating income	181.0	215.0	-15.8%	-18.0%
Adjusted operating income margin	4.0%	4.7%

Adjusted operating cash flow increased 1.5% (-1.1% at constant exchange rates) to €505.1 million for the half-year ended June 30, 2012, compared to re-presented €497.6 million for the half-year ended June 30, 2011.

The change in adjusted operating cash flow in the first half of 2012 reflected:

▪	a negative recycled raw material price effect, particularly in France and Germany, as the first half of 2011 was characterized by historically high price levels,
▪
a difficult macroeconomic environment, primarily in the second quarter of 2012, in France, the United Kingdom and Germany that directly affected the commercial waste collection and the industrial services,

▪	a structural trend towards lower landfill volumes in the United Kingdom,
▪	the reversal of operating difficulties of the first half of 2011 and of associated restructuring costs,
▪	the growth in hazardous waste activities in France and the United States.

Adjusted operating cash flow also benefited from the implementation of the Efficiency and Convergence Plans (€23 million), of which €7 million for the Convergence Plan.

The adjusted operating cash flow margin increased from re-presented 10.9% for the half-year ended June 30, 2011, to 11.3% for the half-year ended June 30, 2012.

Adjusted operating income declined 15.8% (-18.0% at constant exchange rates) to €181.0 million for the half-year ended June 30, 2012, compared to re-presented €215.0 million for the half-year ended June 30, 2011.

Net charges to operating provisions totaled €20.5 million for the half-year ended June 30, 2012, compared to re-presented €58.1 million for the half-year ended June 30, 2011. As of June 30, 2012 net charges to operating provisions include in particular non-current asset impairments in connection with the restructuring program.

Net charges to depreciation and amortization totaled €305.2 million for the half-year ended June 30, 2012, compared to re-presented €300.4 million for the half-year ended June 30, 2011.

The adjusted operating income margin fell from re-presented 4.7% for the first half of 2011 to 4.0% for the first half of 2012.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Energy Services

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented	% Change at current exchange rates	% Change at constant exchange rates
Adjusted operating cash flow	287.9	362.3	-20.5%	-19.7%
Adjusted operating cash flow margin	7.3%	10.1%
Adjusted operating income	173.0	258.4	-33.0%	-31.8%
Adjusted operating income margin	4.4%	7.2%

Adjusted operating cash flow fell 20.5% (-19.7% at constant exchange rates) to €287.9 million for the half-year ended June 30, 2012, compared to re-presented €362.3 million for the half-year ended June 30, 2011. This decline was due to the write-down of Italian receivables and accrued additional charges of €88.7 million in a difficult environment for the financing of Italian public debt.

Energy Services division adjusted operating cash flow declined in France due to a more competitive economic environment.

Outside France, adjusted operating cash flow, excluding the write-down of Italian receivables and debt, increases and resulted from:

▪	a favorable energy price effect in the Baltic states, the Czech Republic and Hungary, the impact being limited in the latter country by the end of subsidies for the sale of cogenerated energy,
▪	the contribution of the new heating network contract in Warsaw (SPEC), offset by the fall in energy certificates in Poland,

The impact of the Efficiency and Convergence Plans was €26 million for the half-year ended June 30, 2012, of which €5 million for the Convergence Plan.

The adjusted operating cash flow margin fell from re-presented 10.1% for the half-year ended June 30, 2011, to 7.3% for the half-year ended June 30, 2012. Excluding the write-down of Italian receivables and accrued additional charges in the amount of €88.7 million, the adjusted operating cash flow margin would amount 9.6%.

Adjusted operating income was €173.0 million for the half-year ended June 30, 2012, a decline of 33.0% (-31.8% at constant exchange rates) compared to re-presented €258.4 million for the half-year ended June 30, 2011.

Net reversals to operating provisions totaled €12.2 million for the half-year ended June 30, 2012, compared to a re-presented charge of €42.3 million for the half-year ended June 30, 2011. Net charges to operating provisions for the  half year ended June 30, 2012 included impairments in Italy of €49 million.

Net charges to depreciation and amortization totaled €127.8 million for the half-year ended June 30, 2012, compared to re-presented €115.4 million for the half-year ended June 30, 2011.

Overall, the adjusted operating income margin fell from re-presented 7.2% for the first half of 2011 to 4.4% for the first half of 2012. Excluding the write-down of Italian receivables and accrued additional charges in the amount of €88.7 million, the adjusted operating income margin would have been 6.7%.

Other Segments

Adjusted operating cash flow of the “Other Segments” was -€42.8 million for the half-year ended June 30, 2012, compared to re-presented -€26.8 million for the half-year ended June 30, 2011.

The degradation over this period was attributable mainly to impairment losses on wind power plants’ projects recorded in the renewable energy business in the United States.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

2.3.2 Net finance costs

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011, re-presented
Income	35.5	59.3
Expenses	(397.2)	(405.3)
Net finance costs	(361.7)	(346.0)
Other financial income and expenses	(33.5)	(39.1)

Net finance costs increased from €15.7 million to €361.7 million for the half-year ended June 30, 2012, compared to re-presented €346.0 million for the half-year ended June 30, 2011, while average net financial debt increased from €14.8 billion as of June 30, 2011 to €15.1 billion as of June 30, 2012.

The decrease in net financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period, including the net finance costs related to discontinued operations) from 5.32% in the first-half of 2011 to 5.03% in the first half of 2012, is primarily due to:

●	lower short-term euro rates, and
●	active management of the debt (including management of liquidity costs).

This increase in net finance costs is mainly due to the cost of the early redemption of the U.S. private placement.

2.3.3 Income tax expense

As of June 30, 2011, Veolia Environnement decided not to recognize any deferred tax assets in respect of the France tax group and therefore recorded an impairment in respect of the opening balance in the amount of €114.7 million. The Company did not recognize any new net deferred tax assets as of June 30, 2012 in this tax group.

The Company did not recognize any material income tax expense or income amounts in the US tax group as of June 30, 2012, given the tax loss position of this group and tax projections.

Income tax expense amounted to €151.9 million for the half-year ended June 30, 2012, compared to €177.2 million for the half-year ended June 30, 2011, excluding the impairment of the deferred tax assets of the France tax group as of June 30, 2011.

The tax rate for the half-year ended June 30, 2012 was 30.6%, after adjustment for one-off items, and primarily impairment of goodwill and assets not deductible for tax purposes or for which the tax deduction could not be taken into account due to tax projections for the subsidiaries concerned. These adjustments totaled €234 million.

2.3.4 Share of net income of associates

The share of net income of associates was €10.3 million for the half-year ended June 30, 2012, compared to €5.6 million for the half-year ended June 30, 2011.

2.3.5 Net income from discontinued operations

Net income from discontinued operations was €245.7 million for the half-year ended June 30, 2012, compared to €460.1 million for the half-year ended June 30, 2011.

Net income from discontinued operations for the half-year ended June 30, 2012 mainly reflects:

▪	the result of the regulated water activities in the United Kingdom as of June 30, 2012, including capital gains of €233.8 million net of transaction costs;
▪	the reclassification of the net income and expenses of solid waste activities in the United States in the Environmental Services division, in the course of divestiture;
▪
the reclassification of Veolia Transdev net income and expenses (Group share) to “net income from discontinued operations,” excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM), in connection with the progressive withdrawal from Veolia Transdev announced on December 6, 2011;

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

▪	the additional impairment loss recorded on Veolia Transdev that amounted to €83 million;
▪	the reclassification of the net income and expenses of “Citelum” urban lighting activities in the Energy Services division, in the course of divestiture.

The key operational indicators for Veolia Transdev (excluding SNCM) for the half-year ended June 30, 2012 and Veolia Transdev for the half-year ended June 30, 2011 (excluding SNCM) are disclosed below:

(€ million)	Veolia Transdev Half-year ended June 30, 2012(**)	Veolia Transdev Half-year ended June 30, 2011 (*)
Revenue	1,968.7	2,258.8
Adjusted operating cash flow	88.8	67.0
Operating income	5.1	(34.3)
Of which: impairment as of June 30, 2012	(83.0)	-
Capital gains and losses on disposal	-	443.0
Net profit/(loss)	(60.7)	381.3
(*) Veolia Transport for the period January 1 to March 3, 2011 + Group share at 50% of Veolia Transdev excluding SNCM, for the period March 3, to June 30, 2011, excluding SNCM
(**) Group share at 50% of Veolia Transdev, excluding SNCM

Veolia Transdev revenue increased compared to the first half of 2011.

This growth was localized outside France, with mainly the start up of the bus contract in Nassau County (New York), the rail contract in Oresund (Sweden) and the second milestone in the bus contract in Santiago (Chile). The activity in France and Netherlands declined due to the loss of the Orleans and Aix contracts (at the beginning of the 2012 year) and a decrease in the Taxi activity in the Netherlands.

Adjusted operating cash flow and operating income increased during the first half of 2012 compared to the first half of 2011 despite the cost of fuel and indexing clauses in France and Germany. Veolia Transdev benefited from the contribution of new contract wins outside France and the first results of efficiency plans and synergies.

2.3.6. Net income (loss) attributable to non-controlling interests

Net income attributable to non-controlling interests was €78.9 million for the half-year ended June 30, 2012, compared to €35.8 million for the half-year ended June 30, 2011. It concerns notably the non controlling interests of Water subsidiaries (€61.4 million), of Environmental Services subsidiaries (€12.8 million), of Energy Services subsidiaries (€15.8 million) and the Other Segments (-€11.1 million).

The change in net income attributable to non-controlling interests was mainly attributable to EDF’s share in Dalkia (affected as of June 30, 2011 by impairments recorded by the Energy Services division in Southern Europe).

2.3.7 Net income (loss) attributable to owners of the Company

The net income attributable to owners of the Company was €153.1 million for the half-year ended June 30, 2012, compared to a re-presented net loss of €67.2 million for the half-year ended June 30, 2011. Adjusted net income attributable to owners of the Company was €7.6 million for the half-year ended June 30, 2012, compared to €149.5 million for the half-year ended June 30, 2011, re-presented for discontinued operations.

Given the weighted average number of shares outstanding of 505.5 million as of June 30, 2012 (basic and diluted) and 487.0 million as of June 30, 2011 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was €0.30 for the half-year ended June 30, 2012, compared to -€0.14 for the half-year ended June 30, 2011. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.02 for the half-year ended June 30, 2012, compared to re-presented €0.39 for the half-year ended June 30, 2011.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Adjusted net income for the half-year ended June 30, 2012 breaks down as follows:

Half-year ended June 30, 2012 (€ million)	Adjusted	Adjustments		Total
Operating income	630.9	(107.8	)(*)	523.1
Net finance costs	(361.7)			(361.7)
Other financial income and expenses	(33.5)			(33.5)
Income tax expense	(151.9)			(151.9)
Share of net income of associates	10.3			10.3
Net income from discontinued operations		245.7	(**)	245.7
Non-controlling interests	(86.5)	7.6		(78.9)
Net income (loss) attributable to owners of the Company	7.6	145.5		153.1
* Adjustments to operating income are presented in Section 2.3.1.
** Primarily includes the disposal gain on the divestiture of regulated water activities in the United Kingdom in June 2012, discussed in Section 2.3.5.

Adjusted net income for the re-presented half-year ended June 30, 2011 breaks down as follows:

Half-year ended June 30, 2011 re-presented (€ million)	Adjusted	Adjustments		Total
Operating income	855.6	(675.7	)(*)	179.9
Net finance costs	(346.0)	-		(346.0)
Other financial income and expenses	(39.1)	-		(39.1)
Income tax expense	(170.9)	(121.0)		(291.9)
Share of net income of associates	5.6	-		5.6
Net income from discontinued operations	-	460.1		460.1
Non-controlling interests	(155.7)	119.9		(35.8)
Net income (loss) attributable to owners of the Company	149.5	(216.7)		(67.2)
Published net income (loss) attributable to owners of the Company	188.1	(255.3)		(67.2)
* Adjustments to operating income are presented in Section 2.3.1.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

3. Financing

The following table summarizes the Statement of change in net financial debt and the Consolidated cash flow statement as well as the reconciling items between both statements for the half-years ended June 30, 2012 and June 30, 2012.

Half-year ended June 30, 2012

(€ million)	Statement of change in net financial debt	Reconciling items	Consolidated cash flow statement
Operating cash flow before changes in working capital	1,581		1,581
Income taxes paid	(152)		(152)
Changes in working capital	(609)		(609)
Net cash from operating activities (A)	820		820
Net cash from (used in) investing activities (in the Statement of change in net financial debt) (B)	482	(790)	N/A (1)
Dividends received (C)	10		10
(Increase)/decrease in receivables and other financial assets (D)	(98)		(98)
Net cash from (used in) investing activities (in the Consolidated cash flow statement)	N/A (1)		(396)
Net increase/(decrease) in current borrowings	-	(534)	(534)
New non-current borrowings and other debt	-	1,295	1,295
Principal payments on non-current borrowings and other debt	-	(1,234)	(1,234)
Issue of share capital subscribed by the non-controlling interests (2) (E)	(4)	4	-
Other share capital changes including issue of share capital by VE SA (2) (F)	-	-	-
Dividends paid (G)	(505)	-	(505)
Net interest paid (3) (H)	(357)	(175)	(532)
Transactions with non-controlling interests: partial purchases		(91)	(91)
Transactions with non-controlling interests: partial sales		(6)	(6)
Net cash from (used in) financing activities	(866)	(739)	(1 607)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)		348
Effect of foreign exchange rate changes and other (*)	(311)	268	(43)
Change	37	(1,263)	(1,226)
NET FINANCIAL DEBT/NET CASH AT THE BEGINNING OF THE PERIOD	(14,730)		5,284
NET FINANCIAL DEBT/NET CASH AT THE END OF THE PERIOD	(14,693)		4,058
(*): The line item “Effect of foreign exchange rate changes and other” includes primarily the effect of foreign exchange rate changes on debt in the amount of €269 million for the half-year ended June 30, 2012

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Half-year ended June 30, 2011:

(€ million)	Statement of change in net financial debt	Reconciling items	Consolidated cash flow statement
Operating cash flow before changes in working capital	1,732	-	1,732
Income taxes paid	(210)	-	(210)
Changes in working capital	(658)	-	(658)
Net cash from operating activities (A)	864	-	864
Net cash from (used in) investing activities (in the Statement of change in net financial debt) (B)	29	97	N/A (1)
Dividends received (C)	9	-	9
(Increase)/decrease in receivables and other financial assets (D)	(72)	-	(72)
Net cash from (used in) investing activities (in the Consolidated cash flow statement)	N/A (1)		63
Net increase/(decrease) in current borrowings	-	(130)	(130)
New non-current borrowings and other debt	-	619	619
Principal payments on non-current borrowings and other debt	-	(29)	(29)
Issue of share capital subscribed by the non-controlling interests (2) (E)	39	-	39
Other share capital changes including issue of share capital by VE SA (2) (F)	2	-	2
Dividends paid (G)	(389)	-	(389)
Net interest paid (3) (H)	(327)	(143)	(470)
Transactions with non-controlling interests: partial purchases	-	(33)	(33)
Transactions with non-controlling interests: partial sales	-	32	32
Net cash from (used in) financing activities	(675)	316	(359)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)		155
Effect of foreign exchange rate changes and other	299	(314)	(15)
Change	454	99	553
NET FINANCIAL DEBT/NET CASH AT THE BEGINNING OF THE PERIOD	(15,218)	-	5,020
NET FINANCIAL DEBT/NET CASH AT THE END OF THE PERIOD	(14,764)	-	5,573
(1)	The symbol N/A denotes that this figure in the table does not correspond to the definition of net cash from (used in) investing activities in the Consolidated cash flow statement or the Statement of change in net financial debt. In the half-year ended June 30, 2012, net cash used in investing activities in the Consolidated cash flow statement and the Statement of change in net financial debt totaled -€396 million and €482 million respectively. The reconciling items correspond to:
	●	assets purchased under finance lease (not included in investments in the Consolidated cash flow statement pursuant to IAS 7) in the amount of €13 million in the half-year ended June 30, 2012, stable compared to €13 million in the half-year ended June 30, 2011;
	●	the Net financial debt of companies acquired or divested for financial investments and financial divestitures in the amount of -€893 million in the half-year ended June 30, 2012, compared to €85 million in the half-year ended June 30, 2011;
	●	transactions with non-controlling interests where there is no change in control for a net amount of €97 million in the half-year ended June 30, 2012 and €1 million in the half-year ended June 30, 2011.
(2)	The Consolidated cash flow statement includes all issues of share capital both by the non-controlling interests and the parent company Veolia Environnement, whereas the Statement of change in net financial debt includes only issues of share capital by the non-controlling interests.
(3)	The reconciling items correspond to accrued interest on current and non-current borrowings.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

3.1. Operating cash flow before changes in working capital

Operating cash flow before changes in working capital totaled €1,581.5 million for the half-year ended June 30, 2012, which included adjusted operating cash flow of €1,383.5 million (compared to re-presented €1,532.4 million for the half-year ended June 30, 2011), operating cash flow from financing activities of €20.3 million (compared to re-presented €8.5 million for the half-year ended June 30, 2011) and operating cash flow from discontinued operations of €176.7 million (compared to re-presented €190.9 million for the half-year ended June 30, 2011).

3.2. Net investment flows

Net investment flows for the half-years ended June 30, 2012 and 2011 break down as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Net cash from (used in) investing activities in the Consolidated cash flow statement	(396)	63
New operating financial assets	-	(2)
Industrial investments	(13)	(11)
Financial investments	(18)	(25)
Transactions with non-controlling interests: partial purchases	(91)	33
Industrial and financial divestitures	911	(60)
Transactions with non-controlling interests: partial sales	1	(32)
Dividends received	(10)	(9)
(Increase)/decrease in receivables and other financial assets	98	72
Net cash from (used in) investing activities (in the Statement of change in net financial debt)	482	29
Issues of share capital subscribed by the non-controlling interests	(4)	39
Total net investments	478	68

3.2.1. Net investments

Half-year ended June 30, 2012

(€ million)	Water	Environmental Services	Energy Services	Other (2)	Total
Industrial investments (1)	293	326	263	134	1,016
Financial investments	44	14	19	18	95
New operating financial assets	85	18	37	6	146
Transactions with non-controlling interests: partial purchases	87	-	4	-	91
Total gross investments	509	358	323	158	1,348
Industrial divestitures	(8)	(16)	(6)	(36)	(66)
Financial divestitures	(1,521)	10	(51)	(3)	(1,565)
Transactions with non-controlling interests: partial sales	-	-	1	-	1
Issues of share capital subscribed by the non-controlling interests	6	-	(2)	-	4
Total divestitures	(1,523)	(6)	(58)	(39)	(1,626)
Principal payments on operating financial assets	(116)	(16)	(58)	(10)	(200)
Total net investments	(1,130)	336	207	109	(478)

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Half-year ended June 30, 2011:

(€ million)	Water	Environmental Services	Energy Services	Other (2)	Total
Industrial investments (1)	286	311	143	186	926
Financial investments	4	33	10	22	69
New operating financial assets	98	43	24	7	172
Transactions with non-controlling interests: partial purchases	1	28	3	-	32
Total gross investments	389	415	180	215	1,199
Industrial divestitures	(19)	(20)	(5)	(36)	(80)
Financial divestitures	(5)	(264)	(36)	(592)	(897)
Transactions with non-controlling interests: partial sales	-	-	(32)	-	(32)
Issues of share capital subscribed by the non-controlling interests	-	-	(39)	-	(39)
Total divestitures	(24)	(284)	(112)	(628)	(1,048)
Principal payments on operating financial assets	(113)	(23)	(77)	(6)	(219)
Total net investments	252	108	(9)	(419)	(68)

(1) includes assets purchased under finance leases

(2) includes investment flows and divestitures of the Transportation business, SNCM and other Group holding companies

The Company continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance.

(i): Industrial investments

Industrial investments (including assets purchased under finance leases) amounted to €1,016 million in the half-year ended June 30, 2012, compared to €926 million in the half-year ended June 30, 2011, and break down as follows:

➢
€293 million in the Water division (+2.4% compared to the half-year ended June 30, 2011), including €195 million in growth investments and €98 million in maintenance-related investments (€70 million in the half-year ended June 30, 2011). Growth investments relate to concession assets in France and Eastern Europe (Glina and Cassetta scope extension in Romania) and the postponing of investments in Gabon in 2012.

➢
€326 million in the Environmental Services division (+4.8% compared to the half-year ended June 30, 2011), including €130 million in growth investments and €196 million in maintenance-related investments (€200 million in the half-year ended June 30, 2011). Industrial investments, which mainly consist of growth investments under new management and waste-recycling contracts in the United Kingdom, remain under tight control.

➢
€263 million in the Energy Services division (+83.9% compared to the half-year ended June 30, 2011), including €204 million in growth investments and €59 million in maintenance-related investments (€46 million in the half-year ended June 30, 2011). The increase in industrial investments mainly concerned new biomass projects primarily in France.

➢
€134 million in the Other Segments (-28% compared to the half-year ended June 30, 2011), including €47 million in growth investments and €87 million in maintenance-related investments (€137 million in the half-year ended June 30, 2011). The fall of industrial investments takes into account the increased use of operating leases in Veolia Transdev.

Maintenance-related investments totaled €440 million in the half-year ended June 30, 2012 (3.0% of revenue), compared to re-presented €453 million in the half-year ended June 30, 2011 (3.2% of revenue).

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

(ii): Financial investments

Financial investments totaled €95 million in the half-year ended June 30, 2012, compared to €69 million in the half-year ended June 30, 2011. In June 2012, financial investments mainly consisted of the retention by the Company of a 10% stake in regulated water activities in the United Kingdom for a 5-year period which totaled €44 million.

As of June 30, 2011, they mainly concerned the acquisition by Environmental Services division of the Danish group Renoflex for an enterprise value of €29 million.

(iii): New operating financial assets (IFRIC 12 and IFRIC 4 receivables)

New operating financial assets totaled €146 million in the half-year ended June 30, 2012, compared to re-presented €172 million in the half-year ended June 30, 2011, and break down as follows:

➢	€85 million in the Water division, mainly consisting of new operating financial assets under the Berlin contract;

➢	€37 million in the Energy Services division, comprising various cogeneration investments in France.

(iv): Transactions with non-controlling interests: partial purchases

Partial purchases with non-controlling interests where there is no change in control totaled €91 million in the half-year ended June 30, 2012. They include the purchase of 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for €79 million.

(v): Industrial and financial divestitures

Divestitures totaled €1,631 million in the half-year ended June 30, 2012, compared to €977 million in the half-year ended June 30, 2011, and comprised:

●
financial divestitures of €1,565 million in the first half of 2012 and primarily: the sale of regulated activities in the United Kingdom in the Water division for an enterprise value of £1.2 billion (€1.5 billion). The operation contributed to a reduction in Group net financial debt of  approximately €1,517 million. The Group retains a 10% interest in this activity in the United Kingdom;

●	industrial divestitures of €66 million, including €16 million in the Environmental Services division and €36 million in the “other” flow and particularly Veolia Transdev.

(vi): Transactions with non-controlling interests: partial sales

Partial sales with non-controlling interests where there is no change in control totaled €1 million in the half-year ended June 30, 2012.

(vii): Principal payments on operating financial assets

Principal payments on operating financial assets totaled €200 million in the half-year ended June 30, 2012 (including €116 million in the Water division and €58 million in the Energy Services division), compared to €219 million in the half-year ended June 30, 2011.

(viii): Issues of share capital subscribed by the non-controlling interests (minority interests)

Issues of share capital subscribed by the non-controlling interests totaled €4 million in the half-year ended June 30, 2012 and bring no specific comments.

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3.3. Working capital

Working capital requirements recorded a cash deterioration of €609 million compared to end 2011, which was a historically low level.

The unfavorable movement in working capital is primarily due to:

●	the seasonal nature of the Group’s activities (working capital as of June 30, 2011 was -€658 million)
●	pressure on settlement periods on contract renewal in the Water Operations business,
●	the completion of major Design and Build contracts in the Technologies and Network business in the Water division,
●
in the Energy Services division, the extension of customer payment cycles, particularly in connection with the difficulties financing the Group’s Italian receivables, offset by increased securitization of receivables in France.

Given the context of Energy Services division activities in Italy, the Group impaired trade receivables and recognized additional accrued charges in the amount of €88.7 million.

3.4. Free cash flow

In order to monitor its liquidity position, the Company uses an indicator called free cash flow, as defined in Section 5.2. The calculation of this indicator for the half-year ended June 30, 2012 is presented in Section 3.

Free cash flow for the half-year ended June 30, 2012 (after payment of the dividend) is therefore €348 million, compared to €155 million for the half-year ended June 30, 2011.

The change in free cash flow between December 31, 2011 and June 30, 2012 reflects:

–	the implementation of the divestiture program, which contributed €1,626 million to the reduction in Group net debt;
–	control of maintenance investments in the first half of 2012 and a selective policy for growth investment,
–	the decline in operating cash flow before changes in working capital;
–
seasonal movements in working capital, as well as contractual changes in the Water division in France, a degradation of financing conditions in the Energy Services division in Southern Europe partially compensated by receivables securitization in France;

–	an increase in cash dividends compared to the first half of 2011: €330 million in the first half of 2012 compared to €203 million in 2011.

3.5. Net cash from (used in) financing activities

Net cash from (used in) financing activities in the Statement of change in net financial debt for the half-years ended June 30, 2012 and 2011 breaks down as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Issues of share capital subscribed by the non-controlling interests	(4)	39
Other share capital changes including issue of share capital by VE SA	-	2
Dividends paid	(505)	(389)
Net interest paid	(357)	(327)
Net cash from (used in) financing activities	(866)	(675)

Net cash used in financing activities in the Statement of change in net financial debt totaled -€866 million for the half-year ended June 30, 2012, compared to -€675 million for the half-year ended June 30, 2011. This variation is due to the lower percentage of dividends paid in shares in 2012 compared to 2011.

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Net cash from (used in) financing activities in the Consolidated cash flow statement for the half-years ended June 30, 2012 and 2011 breaks down as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Net increase/(decrease) in current borrowings	(534)	(130)
New non-current borrowings and other debt	1,295	619
Principal payments on non-current borrowings and other debt	(1,234)	(29)
Issues of share capital subscribed by the non-controlling interests	-	39
Other share capital changes	-	2
Dividends paid	(505)	(389)
Net interest paid	(532)	(470)
Transactions with non-controlling interests: partial purchases	(91)	(33)
Transactions with non-controlling interests: partial sales	(6)	32
Net cash from (used in) financing activities	(1,607)	(359)

Net cash used in financing activities in the Consolidated cash flow statement totaled €1,607 million for the half-year ended June 30, 2012, compared to €359 million for the half-year ended June 30, 2011.

■
The decrease in borrowings in the half-year ended June 30, 2012 reflects the end of the debt securitization program in the Water division in France, commercial paper issuances and the redemption of the 2012 euro bonds;

■	New non-current borrowings and other debt include the issuance of Veolia Environnement SA bonds as part of an exchange transaction
■
Principal payments on non-current borrowings and other debt include the redemption of various bond lines as part of the exchange transaction and the early redemption of the US private placement (USPP).

For more details on the Company’s financing policy, please refer to Section 3.7 “External financing.”

3.6 Other changes

3.6.1 Increase/(decrease) in receivables and other financial assets

The decrease of €98 million is mainly due to the change in loans granted to proportionately consolidated companies and primarily Dalkia International and the loan granted to RIFT Acquisition Midco with respect to the retention of a 10% stake in the Regulated water subsidiary divested in the United Kingdom (£13 million).

3.6.2 Dividends paid

Dividends paid include dividends paid by the parent company of €330 million (€353.8 million net of the share dividend distribution of € 23.8 million) and dividends paid to non-controlling interests of €175 million.

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3.7 External financing

3.7.1 Ratings assigned by rating agencies

As of June 30, 2012, Moody’s and Standard & Poor's rated Veolia Environnement SA as follows:

	Short-term	Long-term	Outlook	Recent publications
Moody’s	P-2	Baa1	Stable	On February 7, 2012, Moody’s lowered by one notch the long-term rating assigned on June 27, 2005 from “A3” to “Baa1”, stable outlook. The short-term rating remains unchanged at P-2.
Standard and Poor's	A-2	BBB+	Stable	On September 14, 2011, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005 and the stable outlook assigned on April 21, 2010.

3.7.2 Main events

Early redemption of U.S. private placements

On January 9, 2012, Veolia Environnement SA sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. The private placement was redeemed early in full on February 9, 2012 for a euro-equivalent of €350.2 million.

Bonds exchange

Between March 19 and March 27, 2012, Veolia Environnement refinanced early a portion of the bond lines maturing in 2013, 2014, 2017 and 2018 in the amount of €750 million by issuing a new bond line in the same amount maturing in 2027. This operation enabled the Company to extend the maturity of its debt and to smooth its repayment schedule, without significantly impacting the finance costs.

Bond issuance in China

On June 26, 2012, as part of its EMTN program, Veolia Environnement issued a new bond of CNY500 million (€63.3 million at the settlement date rate) maturing in June 2017, to finance the requirements of its Chinese subsidiaries.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

3.7.3 Company liquidity position

The following table sets forth the Group’s principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items as of June 30, 2012 and December 31, 2011:

(€ million)	As of June 30, 2012	As of December 31, 2011
Veolia Environnement :
Undrawn MT syndicated credit facilities	2,623.4	2,692.7
Undrawn MT bilateral credit lines	825.0	700.0
Undrawn ST bilateral credit lines	100.0	300.0
Letter of credit facility	496.4	483.0
Cash and cash equivalents	3,214.4	4,283.3
Subsidiaries:
Cash and cash equivalents	1,336.0	1,440.6
Total liquid assets	8,595.2	9,899.6
Current debts and bank overdrafts and other cash position items
Current debts	3,966.0	3,942.3
Bank overdrafts and other cash position items	492.4	440.2
Total current debts and bank overdrafts and other cash position items	4,458.4	4,382.5
Total liquid assets net of current debts and bank overdrafts and other cash position items	4,136.8	5,517.1

Veolia Environnement may draw on the multi-currency syndicated credit facility and all credit lines at any time.

Undrawn MT syndicated credit facilities:

Veolia Environnement signed two syndicated credit facilities on April 7, 2011: a 5-year €2.5 billion multi-currency credit facility and a 3-year €500 million credit facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. This facility was drawn in Polish zloty for a euro-equivalent of €376.6 million as of June 30, 2012.

Bilateral credit lines:

Undrawn credit lines as of June 30, 2012 are as follows:

Bank	Maturity	Amount (€ million)
Société Générale	12/29/2015	150
Banco Santander	08/19/2015	100
Bank of Tokyo-Mitsubishi	10/01/2015	150
NATIXIS	04/13/2015	150
CM CIC	12/17/2013	100
Commerzbank	12/10/2013	100
CACIB	04/16/2013	100
La Banque Postale	06/25/2015	75
TOTAL		925

Letter of credit facility

The portion of the U.S.$1.25 billion U.S. letters of credit facility signed on November 22, 2010 that may be drawn in cash is capped at U.S.$625 million, i.e. half of the facility. As of June 30, 2012, the facility is drawn U.S.$436.9 million in the form of letters of credit. The portion that may be drawn in cash is U.S.$625 million (€496.4 million euro equivalent) and is undrawn and is therefore included in the table above showing the Group’s principal sources of available liquidity.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

Cash and cash equivalents of VE SA

Veolia Environnement SA cash surpluses (€3,214.4 million) are managed with a profitability objective close to that of the money market, avoiding exposure to capital risk and maintaining a low level of volatility. Cash equivalents are mainly invested in UCITS (mutual funds), negotiable debt instruments (bank certificates of deposit, treasury notes with a maturity of less than three months and monetary notes) as well as term deposit accounts held with leading commercial banks.

3.7.4 Net financial debt structure

The net financial debt structure as of June 30, 2012 is as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Non-current borrowings	15,364.2	16,706.7
Current borrowings	3,966.0	3,942.3
Bank overdrafts and other cash position items	492.4	440.2
Sub-total borrowings	19,822.6	21,089.2
Cash and cash equivalents	(4,550.4)	(5,723.9)
Fair value gains/losses on hedge derivatives	(579.0)	(635.4)
Net financial debt	14,693.2	14,729.9

3.7.5 Maturity of non-current borrowings

The following table presents the maturity of non-current borrowings of the Company as of June 30, 2012:

		Maturity of non-current borrowings
(€ million)	Amount	2 to 3 years	4 to 5 years	More than 5 years
Bonds	11,741.0	1,942.0	2,450.1	7,348.9
Bank borrowings	3,623.2	1,165.7	476.7	1,980.8
Non-current borrowings	15,364.2	3,107.7	2,926.8	9,329.7

3.7.6 Information on early debt repayment clauses

Veolia Environnement SA debt

The legal documentation for the bank financing and bond issues contracted by the Company do not contain any financial covenants, i.e. obligations to comply with a coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Subsidiary debt

Certain project financing and financing granted by multilateral development banks to Group subsidiaries contain financial covenants (as defined above).

Based on procedures performed in its subsidiaries, the Company considers that these covenants were complied with (or lenders had renounced their application) as of June 30, 2012.

The project financing in Italy in the Environmental Services and Water division which did not comply with all covenants as of December 31, 2011 was retained in current borrowings as of June 30, 2012, due to the ongoing legal procedures.

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

4. Objectives and outlook

For the period 2012-2013, Veolia Environnement’s objective is:

•	to sell €5 billion in assets;
•	to reduce its net financial debt below €12 billion,1;
•
gross cost reduction of €270 million and net cost reductions of €170 million to benefit operating income in 2013, an increase compared to initial objectives of €220 million and €120 million respectively given changes in the economic environment;

•	and pay a dividend in 2013 of €0.70 per share, in respect of fiscal year 2012.

After 2013, the Company aims, mid-cycle:

•	for organic revenue growth of over 3% per annum;
•	a growth in adjusted operating cash flow of over 5% per annum;
•	a debt leverage ratio (net financial debt/(Operating cash flow before changes in working capital + principal payments on operating financial assets) of 3.0x2;
•	gross cost reduction of €500 million and net cost reductions of €470 million to benefit operating income in 2015, versus an initial objective of €450 million and €420 million, respectively;
•	and a return to a dividend payout ratio in line with the Company’s historical average.

The Group confirms these objectives.

1 Excluding foreign exchange rates impact
2 +/- 5%

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5. Appendices to the Operating and Financial Review

5.1 Reconciliation of previously published and re-presented data for the half-year ended June 30, 2011 (revenue, adjusted operating cash flow and operating income)

Revenue by segment (€ million)	Half-year ended June 30, 2011 published	Restatement IFRS5		Restatement IFRS8	Half-year ended June 30, 2011 re-presented
Water	6,214.0	(232.7	)**	(53.9)	5,927.4
Environmental Services	4,894.3	(273.4	)**	(67.3)	4,553.6
Energy Services	3,861.5	(199.8	)**	(63.9)	3,597.8
Veolia Transdev	1,316.9	(1,316.9	)*	-	-
Other Segments		40.0	**	185.1	225.1
Revenue as per the Consolidated Income Statement	16,286.7	(1,982.8)		-	14,303.9
(*): Impact of the reclassification to net income (loss) from discontinued operations of Transportation division activities following the Veolia Transdev combination
(**): Reclassification to net income (loss) from discontinued operations of the “Veolia Habitat Services” activities, Citelum, the solid waste activities in the United States and the regulated water activities in the United Kingdom; and reclassification to net income (loss) from continuing operations of SNCM’s activities and the “Pinellas” incineration activities in the United States in the Environmental Services division

Adjusted operating cash flow by segment (€ million)	Half-year ended June 30, 2011 published	Restatement IFRS5		Restatement IFRS8	Half-year ended June 30, 2011 re-presented
Water	766.4	(56.6	)**	(10.4)	699.3
Environmental Services	582.7	(75.4	)**	(9.7)	497.6
Energy Services	361.9	0.8	**	(0.4)	362.3
Veolia Transdev	75.5	(75.5	)*	-	-
Other Segments	(45.7)	(1.7	)**	20.5	(26.8)
Total operating segments	1,740.8	(208.4)		-	1,532.4
(*): Impact of the reclassification to net income (loss) from discontinued operations of Transportation division activities following the Veolia Transdev combination
(**): Reclassification to net income (loss) from discontinued operations of the “Veolia Habitat Services” activities, Citelum, the solid waste activities in the United States and the regulated water activities in the United Kingdom; and reclassification to net income (loss) from continuing operations of SNCM’s activities and the “Pinellas” incineration activities in the United States in the Environmental Services division

Adjusted operating income by segment (€ million)	Half-year ended June 30, 2011 published	Restatement IFRS5		Restatement IFRS8	Half-year ended June 30, 2011 re-presented
Water	483.9	(41.2	)**	(8.1)	434.6
Environmental Services	252.8	(32.2	)**	(5.7)	215.0
Energy Services	253.0	3.4	**	2.0	258.4
Veolia Transdev	10.4	(10.4)		-	-
Other	(62.3)	(1.8	)**	11.8	(52.4)
Total operating segments	937.8	(82.2)		-	855.6
(*): Impact of the reclassification to net income (loss) from discontinued operations of Transportation division activities following the Veolia Transdev combination
(**): Reclassification to net income (loss) from discontinued operations of the “Veolia Habitat Services” activities, Citelum, the solid waste activities in the United States and the regulated water activities in the United Kingdom; and reclassification to net income (loss) from continuing operations of SNCM’s activities and the “Pinellas” incineration activities in the United States in the Environmental Services division

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5.2 Accounting definitions

•	IFRS indicators

Segment Reporting: Adjusted Operating Cash Flow.

In accordance with IFRS 8, the Company reports financial information for four segments: Water, Environmental, Services, Energy Services and Other.

One of the indicators presented in the Company’s segment reporting is "Adjusted operating cash flow" (known in French as capacité d’autofinancement opérationnelle), an indicator that the chief operating decision maker uses as a performance measure. Adjusted operating cash flow is equal to operating income, adjusted to add or subtract (as applicable) depreciation, amortization and operational provision expenses, impairment charges, net gains on divestitures and other non-cash items (primarily IFRS 2 share-based compensation charges and fair value adjustments in respect of derivatives).

The Company uses adjusted operating cash flow as a tool to measure the performance of its business, because it believes it provides a uniform indicator of the performance of long-term contracts (under which the Group conducts the larger part of its activities). The non-cash charges that the Company excludes from operating income to derive adjusted operating cash flow (such as depreciation, amortization and asset impairment) may be subject to significantly different accounting treatment depending on the legal characteristics of our contracts and/or the nature of the customers. Adjusted operating cash flow measures the cash generation of the Group’s contracts, which is generally not affected by these differences in accounting treatment. As a result the Company believe this indicator provides it with a comparable measure of the performance of its Divisions and geographical operations.

Adjusted operating cash flow is only one of the indicators the Company uses to measure the Group’s performance. The Company also uses operating income and adjusted operating income (a non-GAAP financial measure that is defines below), both of which take into account a number of non-cash charges. These charges are important, as the Group would not be able to realize cash flows from its contracts without incurring the expenditures that generate the non-cash charges. For example, depreciation charges for assets used in connection with long-term contracts represent part of cost of generating revenue and cash flow from those contracts.

The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations.

Other IFRS Indicators

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5.

•	Non-GAAP indicators

We use a number of non-GAAP financial measures to manage our business and to supplement the financial information presented in accordance with IFRS. Non-GAAP financial measures are defined as numerical measures of performance, position or cash flows that (i) exclude amounts that would ordinarily be included in the most directly comparable IFRS measure or (ii) include amounts that would ordinarily be excluded from the most directly comparable IFRS measure. We discuss below the non-GAAP financial measures that we use in multiple places in this document, the reasons why we believe they provide useful information and the location in this section where they are reconciled to the most comparable IFRS measures. We provide similar information for non-GAAP measures that we use only once in the sections where those terms are used. You should not place undue reliance on non-GAAP financial measures or regard them as a substitute for the most comparable IFRS measures. Furthermore, these non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, and are not meant to be predictive of future trends in results of operations, financial condition or cash flow.

The non-GAAP financial measures that we use in multiple places in this section include the following:

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

▪	The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:

o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;
o	new contracts;
o	the acquisition of operating assets allocated to a particular contract or project;

▪
The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

▪	The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

▪
Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

▪
The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period; including the ratio of net finance costs of discontinued operations;

▪
The terms adjusted operating income and adjusted net income attributable to owners of the Company correspond respectively to operating income and net income attributable to owners of the Company adjusted for impairment of goodwill, negative goodwill recognized in net income and certain other items defined as non-recurring. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units;

▪
“Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items.  Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units, and restructuring costs (costs resulting from the adoption of a detailed restructuring plan, as described in Note 1.13 of the 2011 consolidated financial statements). For this purpose, the Company generally considers a disposal to have the potential to change the economics of one or more cash-generating units if the total consideration exceeds approximately €100 million based on enterprise value and before deducting non-controlling interests or adjusting for proportional consolidation. Special items also include significant impairment charges relating to assets other than goodwill. In general, the Company excludes impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.  The Company believes that adjusted operating income and adjusted net income attributable to owners of the Company are useful measurement tools because they show the results of operations excluding the impact of:

o
goodwill impairment charges, which the Company records when it determines that the value of a cash-generating unit with goodwill is less than its carrying value, and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash-generating unit, rather than results of operations in the period in question,

o	“special” items, which relate to events or charges that the Company does not consider to be part of the normal income-generating potential of the business.

The Company also uses adjusted operating income as a tool to manage the Group’s business, for purposes of evaluating the Group’s performance and for allocating resources internally.

▪	The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;

▪	The adjusted operating income margin is defined as the adjusted operating income as a percentage of revenue from continuing operations;

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Veolia Environnement - Operating and Financial Review as of June 30, 2012

▪
Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid;

▪
The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests;

▪
The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

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